UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No.1)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Imago BioSciences, Inc.

(Name of Subject Company)

Imago BioSciences, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

45250K107

(CUSIP Number of Class of Securities)

Hugh Y. Rienhoff, Jr., M.D.

Chief Executive Officer

Imago BioSciences, Inc.

303 Twin Dolphin Drive, 6th Floor

Redwood City, California 94065

(415) 529-5055

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Benjamin A. Potter

Julia A. Thompson

Shagufa R. Hossain

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94025

(650) 328-4600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed by Imago BioSciences, Inc. (“Imago”) with the Securities and Exchange Commission on December 12, 2022, relating to the tender offer by M-Inspire Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Merck Sharp & Dohme LLC, a New Jersey limited liability company, to purchase all of the issued and outstanding shares of common stock, par value $0.0001 per share (the “Shares”, each a “Share”), of Imago for a purchase price of $36.00 per Share, to the seller in cash, without interest and subject to any required tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 12, 2022 (as amended or supplemented from time to time), and in the related Letter of Transmittal (as amended or supplemented from time to time).

Except to the extent specifically provided in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as set forth below.

ITEM 8. ADDITIONAL INFORMATION

Item 8 of the Schedule 14D-9 is amended and supplemented as follows:

The disclosure under the section entitled “Item 8. Additional Information—Legal Proceedings” is replaced in its entirety with the following paragraphs:

Following the announcement of the execution of the Merger Agreement, six lawsuits have been filed by purported stockholders naming some or all of Imago and members of the Imago Board as defendants.

On December 12, 2022, a purported stockholder of Imago filed a lawsuit in the United States District Court for the Southern District of New York captioned O’Dell v. Imago Biosciences, Inc., Case No. 22-cv-10474-VSB, naming Imago and the members of the Imago Board as defendants. On December 13, 2022, a purported stockholder of Imago filed a lawsuit in the United States District Court for the Southern District of New York captioned Dixon v. Imago Biosciences, Inc., Case No. 22-cv-10524, naming Imago and the members of the Imago Board as defendants. On December 14, 2022, a purported stockholder of Imago filed a lawsuit in the United States District Court for Delaware, captioned McDaniel v. Imago Biosciences, Inc., Case No. 22-cv-01590-UNA, naming Imago and the members of the Imago Board as defendants. On December 15, 2022, a purported stockholder of Imago filed a lawsuit in the United States District Court for the Southern District of New York, captioned Montgomery v. Imago Biosciences, Inc., Case No. 22-cv-10591, naming Imago and members of the Imago Board as defendants. On December 19, 2022, a purported stockholder of Imago filed a lawsuit in the United States District Court for the Northern District of California, captioned Bushansky v. Imago Biosciences, Inc., Case No. 22-cv-08971, naming Imago and members of the Imago Board as defendants. On December 20, 2022, a purported stockholder of Imago filed a lawsuit in the United States District Court for the Southern District of New York, captioned Wolfson v. Imago Biosciences, Inc., Case No. 22-cv-10745, naming Imago and members of the Imago Board as defendants (collectively, the “Lawsuits”). The Lawsuits allege that the defendants made materially incomplete and misleading statements about the proposed acquisition of Imago. Specifically, the Lawsuits allege that defendants violated Sections 14(d) and 14(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Rule 14d-9 promulgated thereunder and that each Imago Board member violated Section 20(a) of the Exchange Act. The Lawsuits challenge the adequacy of Imago’s disclosures regarding management’s projections, Centerview’s financial analyses, and the members of the Imago Board’s potential conflicts of interest. The Lawsuits seek, among other relief, (i) injunctive relief preventing the parties from proceeding with the Merger until the alleged disclosure deficiencies have been remedied; (ii) injunctive relief preventing defendants from filing any amendment to the Solicitation Statement unless and until defendants agree to include all material information in any such amendment; (iii) rescission in the event the Merger is consummated or alternatively rescissory damages; (iv) a declaration that the defendants violated Sections 14 and/or 20(a) of the Exchange Act; (v) an accounting of all damages suffered as a result of defendants’ alleged wrongdoing; (vi) an award of costs, including attorneys’ and experts’ fees; and (vii) an order directing the members of the Imago Board to file a Solicitation Statement that does not include any untrue statements of material fact.

Imago believes the Lawsuits are without merit.

Additional lawsuits may be filed against Imago, members of the Imago Board or Imago’s officers in connection with the Merger, which could prevent or delay completion of the Merger and result in substantial costs to Imago, including any costs associated with indemnification.

The following sentences are added as a new paragraph at the end of the subsection entitled “Item 8. Additional Information—Regulatory Approvals—Antitrust in the United States”:

At 11:59 p.m., Eastern Time, on December 20, 2022, the waiting period applicable to the Offer under the HSR Act expired. Accordingly, the condition to the Offer relating to the expiration or termination of the waiting period under the HSR Act has been satisfied.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 21, 2022

Imago BioSciences, Inc.

By:	/s/ Hugh Y. Rienhoff, Jr., M.D.
	Name:	Hugh Y. Rienhoff, Jr., M.D.
	Title:	Chief Executive Officer